One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

404-881-7000
Fax: 404-253-8253
www.alston.com

Paul J. Nozick	Direct Dial: 404-881-7451	Email: paul.nozick@alston.com

October 20, 2015
Via EDGAR

Ms. Jennifer Thompson Accounting Branch Chief - Office of Consumer Products Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549-3561

Re:	Mohawk Industries, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 27, 2015 File No. 1-13697
Dear Ms. Thompson:
Reference is made to your letter dated October 16, 2015 containing the Staff’s further comments on the 2014 Form 10-K of Mohawk Industries, Inc. (the “Company”). On behalf of the Company, and as per our conversation yesterday, we advise the Staff that the Company will provide responses to the Staff’s comments no later than November 13, 2015.
Thank you for your attention to this matter. If you require any additional information, please do not hesitate to contact me directly at (404) 881-7451.
Very truly yours,

/s/ Paul J. Nozick
Paul J. Nozick

cc:    Frank H. Boykin, Mohawk Industries, Inc.
R. David Patton, Mohawk Industries, Inc.